Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018	$14,771,000	$1,692.76

(1)

The total filing fee of $1,692.76 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 145 dated November 30, 2011 (To Product Supplement No. 9 dated November 11, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Upside Participation Equity Linked Notes (Averaging)

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

■  Linked to the Dow Jones Industrial AverageSM

■  Minimum return of 5% of the original offering price per note

■  A return equal to the greater of (i) the minimum return of 5% and (ii) an amount equal to 100% participation in the average upside performance of the Dow Jones Industrial Average if the average ending level is greater than the starting level

■  Performance of the Dow Jones Industrial Average observed semi-annually

■  Protection against a decline in the Dow Jones Industrial Average

■  Term of approximately 6.5 years

■  No periodic interest payments

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	3.00%	97.00%
Total	$14,771,000	$443,130	$14,327,870

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. The agent discount and structuring and development costs total approximately $65.88 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Investment Description

The Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018 are senior unsecured debt securities of Wells Fargo & Company that provide (i) a minimum return of 5% of the original offering price per note, (ii) the possibility of a return greater than the minimum return if the average ending level of the Dow Jones Industrial Average (the “Index”) is greater than the starting level by more than the minimum return, and (iii) return of principal regardless of the performance of the Index, in each case subject to the credit risk of Wells Fargo.

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the United States equity market.

You should read this pricing supplement together with product supplement no. 9 dated November 11, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supercedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 9 dated November 11, 2010 filed with the SEC on November 12, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510258205/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek a minimum return and exposure to the average upside performance of the Index, and desire to protect against a decline in the Index by:

☐	receiving a minimum return of 5% of the original offering price per note;

☐	participating 100% in any average increase in the closing level of the Index, observed semi-annually during the term of the notes, if such average increase is more than the minimum return of 5%; and

☐	providing for the return of the principal amount at maturity regardless of the performance of the Index;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	seek a minimum return greater than the minimum return of 5% of the original offering price;

¡	seek exposure to the upside performance of the Index as measured solely from the pricing date to the stated maturity date;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Dow Jones” and “Dow Jones Industrial Average” are servicemarks of Dow Jones & Company (“Dow Jones”) and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by CME Group Index Services LLC (“CME Indexes”), as assignee of Dow Jones, and neither CME Indexes or Dow Jones makes any representation regarding the advisability of investing in the notes.

PRS-2

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Terms of the Notes

Market Measure:	Dow Jones Industrial Average (the “Index”)

Pricing Date:	November 30, 2011

Issue Date:	December 7, 2011

The “redemption amount” per note will equal: • If the average ending level is greater than the starting level: the original offering price per note plus the greater of:

(i) the minimum return; and
Redemption Amount:	(ii)	original offering price per note	x	average ending level – starting level	x participation rate	; or
starting level
• If the average ending level is less than or equal to the starting level: the original offering price per note plus the minimum return.

Stated Maturity Date:	June 7, 2018, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	12045.68, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Average Ending Level:	The “average ending level” will be arithmetic average of the closing levels of the Index on the calculation days.

Participation Rate:	The “participation rate” is 100%.

Minimum Return:	The “minimum return” is 5% of the original offering price per note ($50 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Calculation Days:	Semi-annually, on the last trading day of each May and November, commencing May 2012 and ending May 2018. A calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Material Tax Consequences:	The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion on page PS-18 of the product supplement for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

PRS-3

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Terms of the Notes (Continued)

Comparable Yield and Projected Payment Schedule:	Under the rules governing contingent payment debt instruments, you will generally be required to accrue interest on the notes in accordance with the comparable yield for the notes. We have determined that the comparable yield for the notes is equal to 2.33% per annum, compounded semi-annually, with a single projected payment at maturity of $1,162.50 based on an investment of $1,000. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar-year basis, we have determined that you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $1.55 in 2011, $23.47 in 2012, $24.02 in 2013, $24.59 in 2014, $25.16 in 2015, $25.75 in 2016, $26.35 in 2017 and $11.61 in 2018. However, in 2018, the amount of ordinary income that you will be required to pay taxes on from owning each $1,000 of notes may be greater or less than $11.61, depending upon the amount you receive on the stated maturity date. If the amount you receive on the stated maturity date is greater than $1,162.50 for each $1,000 investment in the notes, you will be required to increase the amount of ordinary income that you recognize in 2018 by an amount that is equal to such excess. Conversely, if the amount you receive on the stated maturity date is less than $1,162.50 for an investment of $1,000, you would decrease the amount of ordinary income that you recognize in 2018 by an amount equal to such difference. If the amount you receive on the stated maturity date is less than $1,150.89 for each $1,000 investment in the notes, you will recognize an ordinary loss in 2018. See “United States Federal Income Tax Considerations” on page PS-18 of the product supplement.

Agent:	Wells Fargo Securities, LLC, acting as principal. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 3.00% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates. In addition to any sales concession paid to WFA, WFA will receive $1.79 of the structuring and development costs discussed on the cover page hereof for each $1,000 note it sells.

Supplemental Plan of Distribution:	The notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan. See “Plan of Distribution” in the prospectus supplement for additional selling restrictions.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RGE5

PRS-4

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the product supplement.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes, But You Will Be Required To Accrue Interest Income Over The Term Of Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•

The Average Ending Level Will Be Based On An Average Of Closing Levels Of The Market Measure On Calculation Days Occurring At Specified Intervals Over The Term Of The Notes And Therefore May Be Less Than The Closing Level Of The Market Measure At Stated Maturity.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

PRS-5

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

PRS-6

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical average ending levels as indicated in the examples. In order to more clearly present the hypothetical movements of the Index, the graphs accompanying the hypothetical calculations use different scales for the closing level on the vertical axes.

Example 1. The closing level of the Index increases during the initial term of the notes and then decreases back towards the starting level by the stated maturity date and the redemption amount is greater than the original offering price plus the minimum return:

Starting level: 12045.68

Hypothetical average ending level: 18564.62

Since the hypothetical average ending level is greater than the starting level by more than 5%, the redemption amount would equal:

$1,000 +	$1,000	x	18564.62–12045.68	x 100%	= $	1,541.18
12045.68

On the stated maturity date you would receive $1,541.18 per $1,000 note.

PRS-7

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Hypothetical Payments at Stated Maturity (Continued)

Example 2. The closing level of the Index decreases during the initial term of the notes and then increases above the starting level before the stated maturity date and the redemption amount is equal to the original offering price plus the minimum return:

Starting level: 12045.68

Hypothetical average ending level: 12342.19

Since the hypothetical average ending level is greater than the starting level, but not by more than 5%, the redemption amount would equal the original offering price plus the minimum return.

On the stated maturity date you would receive $1,000 + $50 = $1,050 per $1,000 note.

PRS-8

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Hypothetical Payments at Stated Maturity (Continued)

Example 3. The closing level of the Index steadily increases from the starting level until the stated maturity date and the redemption amount is greater than the original offering price plus the minimum return:

Starting level: 12045.68

Hypothetical average ending level: 21663.78

Since the hypothetical average ending level is greater than the starting level by more than 5%, the redemption amount would equal:

$1,000 +	$1,000	x	21663.78 - 12045.68	x 100%	= $	1,798.47
12045.68

On the stated maturity date you would receive $1,798.47 per $1,000 note.

PRS-9

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Hypothetical Payments at Stated Maturity (Continued)

Example 4. The closing level of the Index steadily decreases from the starting level until the stated maturity date and the redemption amount is equal to the original offering price plus the minimum return:

Starting level: 12045.68

Hypothetical average ending level: 8961.71

Since the hypothetical average ending level is less than the starting level, the redemption amount would equal the original offering price plus the minimum return. On the stated maturity date you would receive $1,000 + $50 = $1,050 per $1,000 note.

To the extent that the average ending level differs from the levels assumed above, the results indicated above would be different.

PRS-10

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

Hypothetical Returns

The following table illustrates, for a range of hypothetical average ending levels of the Index:

•	the hypothetical percentage change from the starting level to the hypothetical average ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical average ending level		Hypothetical percentage change from the starting level to the hypothetical average ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
21079.94		75.00%	$1,750.00	75.00%	8.79%
19273.09		60.00%	$1,600.00	60.00%	7.36%
17466.24		45.00%	$1,450.00	45.00%	5.80%
15659.38		30.00%	$1,300.00	30.00%	4.07%
13852.53		15.00%	$1,150.00	15.00%	2.16%
12647.96		5.00%	$1,050.00	5.00%	0.75%
12045.68	(2)	0.00%	$1,050.00	5.00%	0.75%
10841.11		-10.00%	$1,050.00	5.00%	0.75%
10238.83		-15.00%	$1,050.00	5.00%	0.75%
8431.98		-30.00%	$1,050.00	5.00%	0.75%
6625.12		-45.00%	$1,050.00	5.00%	0.75%
4818.27		-60.00%	$1,050.00	5.00%	0.75%
3011.42		-75.00%	$1,050.00	5.00%	0.75%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting level.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual average ending level.

PRS-11

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

The Dow Jones Industrial Average

The Dow Jones Industrial Average is an equity index that is intended to provide an indication of the pattern of common stock price movement in the United States equity market. According to publicly available information, as of March 18, 2010, CME Group Inc. and Dow Jones & Company (“Dow Jones”) announced the launch of a new joint venture company, CME Group Index Services LLC (“CME Indexes”). Dow Jones subsequently assigned all of its interest in the Dow Jones Industrial Average to CME Indexes. CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Indexes, which continues to do business as Dow Jones Indexes and includes the Dow Jones Industrial Average. The Dow Jones Industrial Average is maintained by an Averages Committee comprised of the Managing Editor of the Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group research. See “The Dow Jones Industrial Average” in Annex A to the product supplement for further information about the Dow Jones Industrial Average. The information about the Dow Jones Industrial Average contained herein updates the information in the product supplement.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Dow Jones Industrial Average at any time from Bloomberg under the symbol “INDU” or from the CME Indexes website at http://www.djindexes.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the CME Indexes website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the Dow Jones Industrial Average in the period from January 1, 2001 to November 30, 2011. The closing level on November 30, 2011 was 12045.68.

PRS-12

Market Linked Notes Notes Linked to the Dow Jones Industrial AverageSM due June 7, 2018

The Dow Jones Industrial Average (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Dow Jones Industrial Average for each quarter in the period from January 1, 2001 through September 30, 2011 and for the period from October 1, 2011 through November 30, 2011.

	High	Low	Period-End
2001
First Quarter	10983.62	9389.48	9878.78
Second Quarter	11337.92	9485.71	10502.40
Third Quarter	10610.00	8235.81	8847.56
Fourth Quarter	10136.99	8836.83	10021.50
2002
First Quarter	10635.25	9618.24	10403.94
Second Quarter	10381.73	9120.11	9243.26
Third Quarter	9379.50	7591.93	7591.93
Fourth Quarter	8931.68	7286.27	8341.63
2003
First Quarter	8842.62	7524.06	7992.13
Second Quarter	9323.02	8069.86	8985.44
Third Quarter	9659.13	9036.04	9275.06
Fourth Quarter	10453.92	9469.20	10453.92
2004
First Quarter	10737.70	10048.23	10357.70
Second Quarter	10570.81	9906.91	10435.48
Third Quarter	10342.79	9814.59	10080.27
Fourth Quarter	10854.54	9749.99	10783.01
2005
First Quarter	10940.55	10368.61	10503.76
Second Quarter	10623.07	10012.36	10274.97
Third Quarter	10705.55	10270.68	10568.70
Fourth Quarter	10931.62	10215.22	10717.50
2006
First Quarter	11317.43	10667.39	11109.32
Second Quarter	11642.65	10706.14	11150.22
Third Quarter	11718.45	10739.35	11679.07
Fourth Quarter	12510.57	11670.35	12463.15
2007
First Quarter	12786.64	12050.41	12354.35
Second Quarter	13676.32	12382.30	13408.62
Third Quarter	14000.41	12845.78	13895.63
Fourth Quarter	14164.53	12743.44	13264.82
2008
First Quarter	13056.72	11740.15	12262.89
Second Quarter	13058.20	11346.51	11350.01
Third Quarter	11782.35	10365.45	10850.66
Fourth Quarter	10831.07	7552.29	8776.39
2009
First Quarter	9034.69	6547.05	7608.92
Second Quarter	8799.26	7761.60	8447.00
Third Quarter	9829.87	8146.52	9712.28
Fourth Quarter	10548.51	9487.67	10428.05
2010
First Quarter	10907.42	9908.39	10856.63
Second Quarter	11205.03	9774.02	9774.02
Third Quarter	10860.26	9686.48	10788.05
Fourth Quarter	11585.38	10751.27	11577.51
2011
First Quarter	12391.25	11613.30	12319.73
Second Quarter	12810.54	11897.27	12414.34
Third Quarter	12724.41	10719.94	10913.38
October 1, 2011 to November 30, 2011	12231.11	10655.30	12045.68

PRS-13